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140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

September 19, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Nicholas O’Leary Katherine Bagley Kristin Lochhead Li Xiao

Re:	CeriBell, Inc. Response to Letter dated September 11, 2024 Registration Statement on Form S-1 Filed August 26, 2024 File No. 333-281784

To the addressee set forth above:

CeriBell, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed with the Commission a Registration Statement on Form S-1 (the “Initial Registration Statement”) on August 26, 2024 (File No. 333-281784). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Initial Registration Statement received on September 11, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

September 19, 2024

Registration Statement on Form S-1 filed August 26, 2024

Cover Page

1.
We note that you include prominent images after your prospectus cover page. We do not object to graphics that solely feature your products; however, these images should present balanced information about your business. For example, we note that one of your graphics states: “Ceribell AI-Powered Neurodiagnostics,” without additional context, and you disclose throughout your filing that your AI-powered seizure detection algorithm requires a clinician’s assessment and diagnosis. Please revise or remove accordingly. For guidance, refer to Question 101.02 of Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphics included after the prospectus cover page of the Registration Statement accordingly.

Risk Factors

We rely on third parties . . ., page 32

2.
We note your response to comment 3. Please provide a more detailed legal analysis describing why these collaboration agreements are not material to your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the agreements with independent investigators and collaborators were entered into in the ordinary course of the Company’s business in connection with its preclinical studies and clinical trials, that the Company does not make material payments pursuant to these agreements, and that the agreements provide for the Company’s sole ownership of the Company’s background intellectual property. The Company’s business is not substantially dependent on such ordinary course agreements, within the meaning of Item 601(b)(10) of Regulation S-K. The Company will continue to monitor its analysis on a going-forward basis.

Participation in this offering by our existing stockholders . . ., page 52

3.
You disclose that “[t]o the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors, and controlling stockholders.” Please revise your disclosure throughout the filing, including your prospectus summary, to clarify whether and to what extent existing stockholders and their affiliates have indicated an interest in purchasing shares in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Registration Statement to clarify that there are no

September 19, 2024

assurances that existing stockholders or their affiliated entities will participate in the offering to a material extent. The Company further respectfully advises the Staff that in the event existing stockholders and their affiliated entities indicate an interest in purchasing shares in the offering to a material extent, the Company will revise the disclosure to include language in substantially the form noted below:

Certain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $[__] million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares of our common stock in this offering to these entities, or these entities may determine to purchase more, fewer or no shares of our common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares of our common stock purchased by these entities as they will on any other shares of our common stock sold to the public in this offering.

Use of Proceeds, page 61

4.
We note your revised disclosure that you will use a certain portion of the proceeds to “advance our delirium and ischemic stroke indications through completion of clinical studies.” Please revise your disclosure to clarify that “completion” of these studies does not necessarily mean that you will receive FDA approval for these indications. Please also clarify whether and to what extent these studies will relate to your Ceribell headbands, recorder, and portal and your Clarity algorithm.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 61 of the Registration Statement accordingly.

Other Potential Opportunities Beyond Seizures, page 95

5.
We note your revised disclosure in response to prior comment 7, but it was not completely responsive to our comment. Please clarify how you determined, based on the average selling price of your headband, that expansion of your indications could represent an incremental, multi-billion-dollar market opportunity, given that your headbands have not been used for these indications and that you have no timeline for commercialization of your Ceribell System relating to these indications. Alternatively, please remove this disclosure from your filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 88, 89 and 96 of the Registration Statement accordingly.

September 19, 2024

Intellectual Property, page 123

6.
We note your revised disclosure in response to prior comment 10. Please revise to include the type of patent protection for each listed patent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 123 of the Registration Statement accordingly.

Management, page 135

7.
We note your disclosure here and throughout the filing that Dr. Parvizi will resign from your board of directors immediately prior to the effectiveness of this registration statement. Revise your disclosure to discuss the extent to which Dr. Parvizi will be entitled to severance and other benefits upon a change in control. In addition, please clarify whether the Parvizi Consulting Agreement will survive this transaction given Dr. Parvizi’s resignation, and if so, describe the material terms of the agreement moving forward. Please also file the agreement as an exhibit to your registration statement, or tell us why you believe you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not yet determined the terms of Dr. Parvizi’s consulting relationship with the Company following the offering, including any benefits, and that it plans to revise the disclosure in response to the Staff’s comment and file the agreement with Dr. Parvizi as an exhibit in a future amendment to the Registration Statement.

General

8.
We note references to lock-up and market standoff arrangements or agreements throughout your registration statement. If these will be stand-alone agreements, separate from your underwriting agreement, please revise your exhibit index and file these as exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the form of lock-up agreement will be included as an exhibit to the underwriting agreement that is filed as an exhibit to the Registration Statement. The Company further advises the Staff that the market standoff provisions that apply to substantially all shares not otherwise subject to the lock-up agreements are included in documents that are already filed as exhibits to the Registration Statement, including the provisions in the form agreements under the Company’s 2014 Stock Incentive Plan and 2024 Equity Incentive Plan, which have been filed as Exhibits 10.11 and 10.13 to the Registration Statement, respectively.

* * *

September 19, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2677 or by email at kathleen.wells@lw.com with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Kathleen Wells
Kathleen Wells, Esq. of LATHAM & WATKINS LLP

cc:	Jane Chao, Ph.D., CeriBell, Inc.
Scott Blumberg, CeriBell, Inc. Louisa Daniels, CeriBell, Inc. John Williams, Latham & Watkins LLP
Richard Kim, Latham & Watkins LLP Ilir Mujalovic, Allen Overy Shearman Sterling US LLP